SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                 QuesTech, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.05 Per Share
                         (Title of Class of Securities)

                                    74835710
                                 (CUSIP Number)

                                 David Gutridge
                         Modern Technologies Corporation
                               4032 Linden Avenue
                                Dayton, OH 45432
                                 (937) 252-9199
            --------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                  May 11, 1998
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Modern Technologies Corporation - I.R.S. No. 31-1150875

2)       Check the Appropriate Row if a Member of a Group (See
         ------------------------------------------------
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                              Ohio

         Number of           7) Sole Voting Power                             0
         Shares Bene-
         ficially            8) Shared Voting Power                      36,500
         Owned by
         Each                9) Sole Dispositive Power                        0
         Reporting
         Person With         10)  Shared Dispositive Power               36,500

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         36,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         See Item 5

14)      Type of Reporting Person (See Instructions)

         CO

CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Rajesh K. Soin

2)       Check the Appropriate Row if a Member of a Group (See
         ------------------------------------------------
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                     United States
         ------------------------------------

         Number of           7) Sole Voting Power                             0
         Shares Bene-
         ficially            8) Shared Voting Power                      85,400
         Owned by
         Each                9) Sole Dispositive Power                        0
         Reporting
         Person With         10)  Shared Dispositive Power               85,400


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         85,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         See Item 5

14)      Type of Reporting Person (See Instructions)

         IN

CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Indu Soin

2)       Check the Appropriate Row if a Member of a Group (See
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                     United States

         Number of           7) Sole Voting Power                             0
         Shares Bene-
         ficially            8) Shared Voting Power                      48,900
         Owned by
         Each                9) Sole Dispositive Power                        0
         Reporting
         Person With         10)  Shared Dispositive Power               48,900


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         48,900

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         See Item 5

14)      Type of Reporting Person (See Instructions)

         IN

CUSIP No. 74835710
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

         Shiva Enterprise Family Partnership - I.R.S. No. 31-1440772

2)       Check the Appropriate Row if a Member of a Group (See
         Instructions)
         (a) X
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                              Ohio

         Number of           7) Sole Voting Power                             0
         Shares Bene-
         ficially            8) Shared Voting Power                           0
         Owned by
         Each                9) Sole Dispositive Power                        0
         Reporting
         Person With         10)  Shared Dispositive Power                    0


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         See Item 5

14)      Type of Reporting Person (See Instructions)

         PN

         Modern   Technologies   Corporation,   an  Ohio  corporation   ("Modern
Technologies"), Rajesh K. Soin, Indu K. Soin and the Shiva Family Limited Partnership (the "Partnership" and together with Modern Technologies, Rajesh K. Soin and Indu K. Soin, the "Reporting Persons") hereby amend the Schedule 13D (the "Schedule 13D") filed March 30, 1998 with respect to the Common Stock, $
 .05 par value per share (the "Common Stock"), of QuesTech, Inc., a Virginia corporation ("QuesTech"), which has its principal executive offices at 7600-W Leesburg Pike, Falls Church, Virginia 22043.

         Items 3, 4 and 5 of the Schedule 13D are amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.

         Modern Technologies used $298,733 in funds from working capital to purchase its shares of Common Stock.

         Mr. Soin and Mrs. Soin, whose shares of Common Stock are held as joint tenant, used $398,275 in personal funds to purchase their shares of Common Stock.

Item 4.  Purpose of the Transaction

         The Reporting Persons acquired the Common Stock owned by them in order to obtain a significant equity position in QuesTech. The Reporting Persons have been evaluating a possible negotiated acquisition transaction between Modern Technologies and QuesTech. In correspondence dated January 21, 1998 and in a meeting with the chief executive officer of QuesTech, Mr. Soin has indicated Modern Technologies' interest in making a cash offer as part of a negotiated transaction to acquire a minimum of 55% of the outstanding Common Stock and a maximum of 100% of the outstanding Common Stock for $11.00 per share.

         In correspondence delivered May 11, 1998 to the chief executive officer of QuesTech, Mr. Soin indicated Modern Technologies' revised proposal to structure a negotiated transaction as a cash tender offer pursuant to which it would offer to acquire all of the outstanding Common Stock not currently owned by it, at a price of $13.00 per share, subject to, among other things, there being tendered a number of shares which, together with the shares owned by it, constitute at least two-thirds of the then outstanding shares of Common Stock. Any shares not tendered in the offer would be acquired in a backend merger pursuant to which each share would be converted into the right to receive the same per share consideration as that paid in the offer.

         In a letter dated February 3, 1998 addressed to Mr. Soin, Michael P. Rivera, the Vice President and General Counsel of QuesTech indicated that QuesTech was in the process of evaluating strategic alternatives and that the Modern Technologies expression of interest had been forwarded to QuesTech's financial advisors. Mr. Rivera's letter stated that while the evaluation process is continuing, QuesTech intends to maintain its independence and is not for sale.

         Modern Technologies remains interested in pursuing a negotiated transaction with QuesTech and the Reporting Persons may consider acquiring additional shares in open market transactions, privately negotiated transactions or otherwise. In the event Modern Technologies and QuesTech pursue a negotiated transaction, Modern Technologies may consider changes to the directors and management of QuesTech after such a transaction, although Modern Technologies presently anticipates that the QuesTech management team would continue managing QuesTech after any acquisition by Modern Technologies. After any such transaction, the registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, may be terminated and the Common Stock may cease to be quoted on NASDAQ.

         In the event QuesTech does not indicate a timely interest in pursuing a negotiated transaction with Modern Technologies, the Reporting Persons may sell all or part of their shares of Common Stock, in one or more transactions, at prices they consider attractive in open market transactions, in privately negotiated transactions, or a combination of such transactions.

         Except as discussed above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Company

         (c) On April 7, 1998, the Partnership sold 6,000 shares of Common Stock in the open market for $10 3/4 per share. On April 7, 1998, Modern Technologies purchased 6,000 shares of Common Stock in the open market for $10 3/4 per share.

         (e) On April 6, 1998, the QuesTech Stock Employee Compensation Trust (the "Trust") filed a Schedule 13D reporting that it had purchased 296,847 shares of Common Stock on March 26, 1998. As a result of the reported issuance of shares of Common Stock to the Trust, the Reporting Persons own less than 5% of the outstanding Common Stock.


Item 7.  Material to be Filed as Exhibits

         1.       Letter, dated January 20, 1998, from Rajesh K. Soin to Vincent
                  L. Salvatori - previously filed.

         2. Letter, dated May 8, 1998, from Rajesh K. Soin to Vincent L. Salvatori - filed herewith.

                                    Signature

         After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 1998                         MODERN TECHNOLOGIES CORPORATION



                                            By:      s/Rajesh K. Soin
                                               -----------------------------
                                                     Rajesh K. Soin
                                                     Chairman, President and
                                                      Chief Executive Officer


                                            s/Rajesh K. Soin
                                            -----------------------------
                                            Rajesh K. Soin


                                            s/Indu Soin
                                            -----------------------------
                                            Indu Soin


                                            Shiva Enterprises Limited
                                            Partnership


                                            By:      s/Rajesh K. Soin
                                               -----------------------------
                                                     Rajesh K. Soin
                                                     General Partner